UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 0-23426

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPTRON ELECTRONICS, INC.
14401 MCCORMICK DRIVE
TAMPA, FLORIDA 33626

FINANCIAL STATEMENTS, SCHEDULE

AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

REPTRON ELECTRONICS, INC.

401(k) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2001 and 2000

Report of Independent Certified Public Accountants
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Grant Thornton Consent

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS
Statements of Net Assets Available For Benefits	2
Statements of Changes In Net Assets Available For Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE
Schedule of Assets (Held at End of Year)	9

Report of Independent Certified Public Accountants

The Participants and Advisory Committee

    Reptron Electronics, Inc.
    401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Tampa, Florida

May 30, 2002

Reptron Electronics, Inc.
401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

Assets:
Investments, at fair value	$14,300,653	$16,295,418
Receivables:
Participants’ contributions	63,564	64,047
Employer contributions	6,357	6,404
Participant loans	570,582	369,519
Investment income	6,727	6,275

Total receivables	647,230	446,245

Total assets	14,947,883	16,741,663

Liabilities:
Due to participants	27,021	—

Total liabilities	27,021	—

Net assets available for benefits	$14,920,862	$16,741,663

The accompanying notes are an integral part of these statements.

Reptron Electronics, Inc.
401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,

	2001	2000

Additions to net assets attributed to:
Investment (loss):
Net depreciation in fair value of investments	$(4,261,287)	$(4,403,688)
Interest and dividends	356,476	1,496,257

	(3,904,811)	(2,907,431)

Contributions:
Participants’	2,590,154	2,520,386
Rollovers	212,829	307,007
Employer’s	264,949	251,599
Transfers-in from merged plans	—	5,420,095

	3,067,932	8,499,087

Total (reductions) additions	(836,879)	5,591,656
Deductions from net assets attributed to:
Benefits paid to participants	953,961	898,473
Miscellaneous expense	2,940	4,393
Return of excess contributions	27,021	—

Net (decrease) increase	(1,820,801)	4,688,790
Net assets available for benefits:
Beginning of year	16,741,663	12,052,873

End of year	$14,920,862	$16,741,663

The accompanying notes are an integral part of these statements.

Reptron Electronics, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A — DESCRIPTION OF PLAN

The following description of Reptron Electronics, Inc.’s (the Company or Employer) 401(k) Retirement Savings Plan (the Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.	General. The Plan is a defined contribution plan covering all employees of the Company and its wholly owned subsidiaries. Employees are eligible to participate in the plan upon attaining the age of 18 and completing three months of service. Service with the Company’s subsidiaries prior to January 3, 2000 is counted towards eligibility to participate in the plan. The entry dates for the Plan are the first day of each month. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 3, 2000, all plan assets of the Company’s wholly owned subsidiaries’ 401(k) plans (Hibbing Electronics, Reptron of PA, and Reptron Acquisition, Inc. dba Applied Instruments) were transferred to the Plan, and are presented as ‘transfers-in’ on the statement of changes in net assets available for benefits as of December 31, 2000.

2.	Contributions. Participants may contribute up to 19 percent of pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund, two common/collective trust funds, and thirty-eight mutual funds as investment options for participants. The Company makes discretionary contributions at the option of the Company’s board of directors not to exceed 100% of the first 19% of participant compensation contributed as an elective deferral for December 31, 2001 and 2000. The Company’s match is based on a percentage of the participant’s contribution. The Company’s matching percentage was 10% for 2001 and 2000.

3.	Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.	Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is generally 100 percent vested after five years of credited service.

Reptron Electronics, Inc.
401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2001 and 2000

NOTE A — DESCRIPTION OF PLAN — CONTINUED

Any participant of the Hibbing Electronics Corporation and Applied Instruments Employee 401(k) Plans (which were merged into the Plan on January 1, 2000) who was a participant as of January 1, 2000 with no less than three years of service, is permitted to elect to have his or her vested percentage computed based upon the prior vesting schedule.

	Applied	Hibbing	All
	Instruments	Electronics	Other
	Prior	Corp. Prior	Participants
	Vesting	Vesting	Vesting
Years of Service	Percentage	Percentage	Percentage

Less than 1	0%	0%	0%
1	20%	25%	20%
2	40%	50%	40%
3	60%	75%	60%
4	80%	100%	80%
5	100%		100%

5.	Participant Loans. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the assets allocated to the participant’s account. A participant must repay the loan within five years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan’s written loan procedures.

6.	Payment of Benefits

Lifetime benefits (normal retirement age is 65)

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Termination prior to retirement

For termination of service due to reasons other than retirement, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant’s life expectancy.

For any termination of service, if the participant’s vested account balance does not exceed $5,000 a single lump sum payment is required.

Reptron Electronics, Inc.
401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2001 and 2000

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Substantially all administrative expenses of the Plan have been paid by the Employer.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Reptron Electronics, Inc.
401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2001 and 2000

NOTE C – INVESTMENTS

The following table presents the fair value of participant-directed investments that represent 5 percent or more of the Plan’s net assets. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value. Effective January 3, 2001, the Plan transferred all of its assets to a new custodian, Merrill Lynch Trust Company.

	December 31,

	2001	2000

Merrill Lynch Retirement Preservation Trust	$2,534,584	$1,911,762
Van Kampen Emerging Growth Fund Class A	2,373,301	3,324,513
Alliance Premier Growth Fund Class A	2,941,107	3,692,476
ING Pilgrim International Value Class A	1,245,854	1,375,390
Merrill Lynch Basic Value Fund Class D	976,012	862,553
Reptron Electronics, Inc.	1,858,663	3,535,014
Aggregate of investments that represent less than 5 percent of the Plan’s net assets	2,371,132	1,593,710

	$14,300,653	$16,295,418

During 2001, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $(4,261,287) as follows:

Common Stock	$(1,688,312)
Common/Collective Trusts	732
Mutual Funds	(2,573,707)

$(4,261,287)

NOTE D – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Reptron Electronics, Inc.
401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2001 and 2000

NOTE F – NET ASSETS AVAILABLE FOR BENEFITS

Merrill Lynch Trust Company held the assets during 2001 and 2000, respectively, for the purpose of administration of investments and record keeping. The agreement with Merrill Lynch Trust Company provides for the investments and contributions to be participant directed and accounted for in separate funds.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to Form 5500:

	2001	2000

Net assets available for benefits per the Statement of Net Assets Available for Benefits	$14,920,862	$16,741,663
Contributions receivable	(69,921)	(76,726)
Refund of excess contributions	27,021	—
Other	1	(19,750)

Net assets available for benefits per Form 5500	$14,877,963	$16,645,187

Income (loss) per Statement of Changes	$(1,820,801)	$4,688,790
Adjustment for accruals	33,826	(38,504)
Liquidated funds payable from trust	23,025	(23,025)
Appreciation included as transfer	—	(1,010,294)
Transfers in from merged plans	—	(5,420,095)
Other	(3,274)	(34,594)

Income (loss) per Form 5500	$(1,767,224)	$(1,837,722)

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.

SUPPLEMENTAL SCHEDULE

Reptron Electronics, Inc.
401(k) Retirement Savings Plan

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Principal
Amount		Current
of Shares	Description	Value

596,107	* Reptron Electronics, Inc.	$1,858,663
2,104	* Merrill Lynch Retirement Preservation Trust — GM	2,104
2,534,584	* Merrill Lynch Retirement Preservation Trust	2,534,584
4,296	Van Kampen Comstock Fund Class A	67,735
193	ING Pilgrim International Value Class A	2,478
1,031	Van Kampen American Value Fund Class A	19,418
315	Alliance Premier Growth Fund A GM	6,407
33,437	* Merrill Lynch Basic Value Fund Class D	976,012
22,736	AIM Value Fund	247,141
2,537	* Merrill Lynch Focus Value Fund Class D	29,198
252	AIM Value Fund	2,740
9,578	PIM Company Innovation Fund Class A	216,568
567	Fidelity Advisor Growth	16,318
1,648	MFS Capital Oppenheimer Fund Class A	22,128
196	Federated Growth Strategies	5,024
785	Fidelity Advisor Mid Cap Fund Class T	15,048
6,372	Calvert Income Fund	106,355
755	Federated International Small Company Fund Class A	13,290
3,222	Oppenheimer Global Growth & Income	72,774
8	CDC Nvest Growth and Income Fund Class A	90
3,003	AIM Small Cap Growth Fund Class A	77,087
1,196	Mass Investment Growth Stock Fund Class A	15,417
4,037	Van Kampen Aggregate Growth Fund Class A	54,098
1,275	Davis NY Venture Fund Class A	32,435
6,538	AIM Blue Chip Fund Class A	79,440
1,136	Fidelity Advisor Growth & Income Class T	18,368
7,563	* Merrill Lynch S&P 500 Index	106,493
1,376	* Merrill Lynch SM Cap Index	14,484
1,007	MFS Strategic Growth Fund Class A	20,119
1,369	Munder Net Fund Class A	24,607
922	Fidelity Advisor Small Cap Fund Class T	16,598
70,563	Mercury TTL Retirement Bd Distributor	898,973
599	Alliance Tech Fund Class A	40,274
191	Mercury TTL Retirement Bd Distributor	2,438
21,049	Alliance Growth & Income	75,565
56,080	Van Kampen Emerging Growth Fund Class A	2,373,301
288	Fidelity Advisor Equity Growth Fund	14,017
1,843	* Merrill Lynch Fundamental Growth Funds Class D	32,912
71	Van Kampen Emerging Growth Fund Class A	2,991
144,740	Alliance Premier Growth Fund Class A	2,941,107
96,878	ING Pilgrim International Value Class A	1,245,854

		14,300,653
	Participant loans, at varying rates and maturities	570,582

		$14,871,235

*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Paul Plante Paul Plante, Chief Operating Officer of Reptron Electronics, Inc. Plan Administrator

Date: June 28, 2002

EXHIBIT INDEX
FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP